                                                      Exhibit (a)(1)(G)

FOR IMMEDIATE RELEASE

For more information, contact Bulldog Investors General Partnership at (201) 556-0092

 BIGP ANNOUNCES EXPIRATION OF ITS TENDER OFFER TO PURCHASE SHARES OF COMMON STOCK OF ASG

May 11, 2010 – (New York) – Bulldog Investors General Partnership (“BIGP”) announced today that its tender offer (the “Offer”) to purchase up to 5,000,000 shares of the outstanding shares of common stock, $0.10 par value (the “Shares”), of Liberty All-Star Growth Fund, Inc. (“ASG”) expired at 5:00 p.m., New York City time, on Monday, May 10, 2010 (the “Expiration Date”).  As of the expiration of the Offer, a total of approximately 841,015 shares were validly tendered and not withdrawn, representing approximately 2.8% of the outstanding Shares.   Therefore, BIGP will accept for purchase all validly tendered Shares.

As previously announced, the price per Share, net to the seller in cash (subject to a $50 processing fee per Letter of Transmittal, applicable withholding taxes and any brokerage fees that may apply), without interest thereon, that BIGP will pay for validly tendered Shares is equal to 91% of net asset value (“NAV”) per Share determined as of the close of the regular trading session of the NYSE on the Expiration Date, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 12, 2010 (as supplemented and amended), and in the related Letter of Transmittal.  The NAV as of the close of the regular trading session of the NYSE on the Expiration Date was $4.20 per Share.  Consequently, tendering shareholders will receive payment of $3.82 per share.  BIGP expects to make payment for all validly tendered Shares on or about May 13, 2010.

Upon completion of the Offer, BIGP will hold approximately 3,826,749 Shares, or approximately 12.72% of the outstanding Shares.  As previously announced, BIGP intends to take actions designed to afford all shareholders of ASG an opportunity to realize NAV for their shares.

This announcement and the description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of ASG.

Any questions concerning the expiration of the Offer may be directed to BIGP at the telephone number or Email address listed below.

Bulldog Investors General Partnership
Park 80 West, 250 Pehle Avenue, Suite 708
Saddle Brook, NJ 07663
Telephone:  (201) 556-0092
Email:  info@bulldoginvestors.com

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BIGP INFORMATION

BIGP is a New York general partnership formed in 2006, whose principal business is investing in publicly traded securities.  The general partners of BIGP are Opportunity Partners L.P., an Ohio limited partnership, Opportunity Income Plus L.P., a Delaware limited partnership, Full Value Partners L.P., a Delaware limited partnership, Kimball & Winthrop, Inc., an Ohio corporation, Steady Gain Partners L.P., a Delaware limited partnership, Mercury Partners L.P., a California limited partnership, and Calapasas Investment Partnership No. 1 L.P., a California limited partnership.  Each of the foregoing general partners of BIGP is a private investment partnership except for Kimball & Winthrop, Inc., which is an investment advisory firm.